                                                 -------------------------------
                                                           OMB APPROVAL
                                                 -------------------------------
                                                 OMB NUMBER:           3235-0145
                                                 EXPIRES:       OCTOBER 31, 1997
                                                 ESTIMATED AVERAGE BURDEN
                                                 HOURS PER RESPONSE. . . . 14.90
                                                 -------------------------------


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C. 20549



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1) *

                           Nobel Insurance Limited
--------------------------------------------------------------------------------
                               (Name of Issuer)

                           Common, $1.00 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  654885102
                  ------------------------------------------
                                (CUSIP Number)


     John T. Wright, HCR 2, Box 47, Canadian, Texas 79014 (806) 323-8074
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                March 18, 1997
                  ------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

  CUSIP NO.     654885102                                                                 Page     2     of   4     Pages
             -------------------                                                               ---------    -------


  1      NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         John T. Wright
         S.S. ####-##-####
-----------------------------------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                                              (a) [ ]
                                                                                                                         (b) [X]
-----------------------------------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS *

         PF 00
-----------------------------------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [  ]


-----------------------------------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-----------------------------------------------------------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

                                       83,375
           NUMBER OF       --------------------------------------------------------------------------------------------------------
            SHARES            8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                    0
             EACH          --------------------------------------------------------------------------------------------------------
          REPORTING           9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                      83,375
                           --------------------------------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         83,375
-----------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *                                            [  ]

-----------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.87%
-----------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *

         IN
-----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.      Security and Issuer.

             This Amendment No. 1 ("Amendment No. 1") to the Statement on
Schedule 13D, dated as of May 25, 1993 (the "Statement") relates to the Common Stock, $1.00 par value ("Common Stock"), of Nobel Insurance Limited, a Bermuda corporation (the "Company"), which has its principal executive offices located at Washington Mall I, 3rd Floor, Reid St., P.O. Box HM 224 Hamilton, Bermuda, HMAX.

Item 2.      Identity and Background.

             (a)          John T. Wright

             (b)          HCR 2, Box 47, Canadian, Texas 79014

             (c)          Self-employed rancher

             (d) Mr. Wright has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) Mr. Wright has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f)          Mr. Wright is a citizen of the United States.

Item 3.      Source and Amount of Funds or Other Consideration.

             Prior to the transactions being reported on this Amendment No. 1, Mr. Wright sold an aggregate of 282,000 shares in the open market from May 25, 1993 to July 19, 1996. Such transactions individually represented less than one percent of the issued and outstanding shares of the Company at the time of each transaction.

Item 4.      Purpose of Transaction.

             The person reporting on this Amendment No. 1 has acquired his shares of Common Stock to hold primarily for investment. Such person is continuously reviewing all aspects of his shareholdings, the Company's business affairs and financial condition, the market price of the Common Stock, conditions in the securities markets generally, and general economic and industry conditions. Such person may acquire additional shares of Common Stock or sell all or part of his shareholdings at any time depending upon circumstances existing from time to time.

             The person reporting on this Amendment No. 1 does not have any specific plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class





                           Page   3   of   4   Pages
of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such person reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.      Interest in Securities of the Issuer.

             (a) Mr. Wright beneficially owns 83,375 shares of Common Stock, which represents 1.87% of the outstanding Common Stock.

             (b) Mr. Wright has the sole voting power and sole power to dispose of the 83,375 shares of Common Stock he owns.

             (c) The only transactions in Common Stock by Mr. Wright within the 60 days prior to the date this Amendment No. 1 were the sale of 8,000 shares of Common Stock on March 17, 1997 and the sale of 10,000 shares of Common Stock on March 18, 1997.

             All of the above-described transactions were effected by open market sales.

             (d)          None.

             (e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             Mr. Wright does not have any contracts, arrangements, understandings or relationships with any other person with respect to Common Stock.

Item 7.      Material to be Filed as Exhibits.

             None.

Signature

             After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.




March 18, 1997                                    /s/ JOHN T. WRIGHT
                                                  -----------------------------
                                                  John T. Wright








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